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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________


                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                           RULES 13D-1(B), (C) AND (D)
               AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                                 (AMENDMENT # 2)




                                  ABIOMED, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    003654100
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                                 (CUSIP Number)



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             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[_] Rule 13d-1 (b)
[X] Rule 13d-1 (c)
[_] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. 003654100                SCHEDULE 13G                PAGE 2 OF 6 PAGES
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  1.      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Dr. David M. Lederman, husband of Mrs. Natalie F. Lederman
--------- ----------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [_]
          (b) [_]
--------- ----------------------------------------------------------------------
  3.      SEC USE ONLY


--------- ----------------------------------------------------------------------
  4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
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                         5.   SOLE VOTING POWER:

                              740,000
                       ------ --------------------------------------------------
NUMBER                   6.   SHARED VOTING POWER:
OF SHARES
BENEFICIALLY                  0
OWNED BY               ------ --------------------------------------------------
EACH                     7.   SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH                   740,000
                       ------ --------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER:

                              0
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   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          740,000
--------- ----------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [_]
--------- ----------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          2.7%
--------- ----------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

          IN
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                                Page 2 of 6 Pages
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CUSIP NO. 003654100                SCHEDULE 13G                PAGE 3 OF 6 PAGES
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  1.      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Mrs. Natalie F. Lederman, wife of Dr. David M. Lederman
--------- ----------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [_]
          (b) [_]
--------- ----------------------------------------------------------------------
  3.      SEC USE ONLY


--------- ----------------------------------------------------------------------
  4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER:

                              545,700
                       ------ --------------------------------------------------
NUMBER                   6.   SHARED VOTING POWER:
OF SHARES
BENEFICIALLY                  0
OWNED BY               ------ --------------------------------------------------
EACH                     7.   SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH                   545,700
                       ------ --------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER:

                              0
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   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          545,700
--------- ----------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [_]
--------- ----------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          2.0%
--------- ----------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

          IN
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                                Page 3 of 6 Pages
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ITEM 1(a).    NAME OF ISSUER:   ABIOMED, Inc.


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              22 Cherry Hill Drive, Danvers, Massachusetts  01923


ITEM 2(a). NAME OF PERSON FILING: Dr. David M. Lederman, husband of Mrs. Natalie F. Lederman, and Mrs. Natalie F. Lederman, wife of Dr. David M. Lederman


ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE: c/o Analytical LLC, P.O. Box 7015, Beverly, Massachusetts 01915


ITEM 2(c).    CITIZENSHIP:   United States


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:   Common Stock, par value $0.01 per
              share


ITEM 2(e).    CUSIP NO.: 003654100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR 240.13-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)[_] Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).
              (b)[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).
              (c)[_] Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).
              (d)[_] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C 80a-8).
              (e)[_] An investment adviser in accordance with
                     ss.240.13d-1(b)(1)(ii)(E);
              (f)[_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
              (g)[_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
              (h)[_] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i)[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j)[_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


                                       -4-
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ITEM 4.       OWNERSHIP

              (a) Amount Beneficially Owned: Dr. Lederman owns 740,000 shares of
                  Common Stock, including 205,000 in-the-money options vested as of this date. Mrs. Lederman owns 545,700 shares of Common Stock. Each of them disclaims beneficial ownership of the shares held by the other.

              (b) Percent of Class: Dr. Lederman 2.7%; Mrs. Lederman 2.0%;
                  Total 4.7%.

              (c) Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote:
                        Dr. Lederman:       740,000 shares
                        Mrs. Lederman:      545,700 shares
                        Total:              1,285,700 shares
                  (ii)  Shared power to vote or direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of:
                        Dr. Lederman:       740,000 shares
                        Mrs. Lederman:      545,700 shares
                        Total:              1,285,700 shares
                  (iv) Shared power to dispose or to direct the disposition of: 0


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

              Not Applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable.

                                       -5-
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ITEM 10.      CERTIFICATION

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                                     /s/ David M. Lederman
                                                     ---------------------------
                                                     David M. Lederman, Ph.D.



                                                     Feb 13, 2007
                                                     ---------------------------
                                                     Date






                                                     /s/ Natalie F. Lederman
                                                     ---------------------------
                                                     Natalie F. Lederman



                                                     Feb 13, 2007
                                                     ---------------------------
                                                     Date








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